SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER

F O R M 6-K

 PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

TAT TECHNOLOGIES LTD.
(Name of Registrant)

5 Hamelacha St., Netanya 4250540, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

6-K Items

1.	Press Release dated March 29, 2023, re TAT Technologies Ltd. Reports Full Year 2022 Results.

Press Release	Source: TAT Technologies Limited

TAT Technologies Reports Full Year 2022 Results

Netanya, Israel, March 29, 2023 - TAT Technologies Ltd. (NASDAQ: TATT - News) (“TAT” or the “Company”), a leading provider of products and services to the commercial and military aerospace and ground defense industries, reported today its audited results for the twelve months ended December 31, 2022.

Key Financial Highlights:

•	Total revenues for the twelve months ended December 31, 2022, were $84.6 million compared to $78 million for the twelve months ended December 31, 2021, an increase of 8.4%.

•
Gross profit for the twelve months ended December 31, 2022, were $15.9 million (18.8% of revenues) compared to $11.3 million (14.5% of revenues) for the twelve months ended December 31, 2021, an increase of 41%.

•	Adjusted EBITDA for the twelve months ended December 31, 2022, was $4 million compared to $3.3 million for the twelve months ended December 31, 2021, an increase of 21%.

•
GAAP net loss from continued operations for the twelve months ended December 31, 2022, was $1.6 million (net profit of $0.1 million without a onetime impact of our restructuring plan) compared to GAAP net loss from continued operations of $4 million (net loss of $2.2 million without a onetime impact of our restructuring plan for the twelve months ended December 31, 2021. A decrease of 60% in net loss.

•
Net debt for December 31, 2022, was $19.4 million compared to net debt of $0.5 million for December 31, 2021. During the years 2021 and 2022, the Company made significant capital investments related to large strategic agreements and the restructuring plan.

•	During 2021 and 2022 the Company recorded a reduction of expenses due to ERC grants in the amount of $3.6 million and $1.2 million, respectively.

•	During the years 2021 and 2022 the Company recorded restructuring expenses in the amount of $1.7 million for each of the years.

Proforma results comparison, representing 2021 and 2022 without grants and restructuring cost:

Thousands USD	YTD 22	YTD 21	YTD 20
Revenues	84,556	77,973	75,359
COGS	69,582	69,550	68,274
Gross Profit	14,974	8,423	7,085
GM	17.7%	10.8%	9.4%
R&D & SG&M	16,236	14,524	12,831
EBITDA	2,832	(461)	(2,816)

Mr. Igal Zamir, CEO and President of TAT Technologies stated that 2022 was a unique year for TAT and the aviation industry. Throughout the year, we suffered from the impact of COVID and the war in Ukraine on our supply chain, resulting in lack of substantial parts, material availability and costs increases. We worked closely with our customer to assist them with the ramp up while overcoming the challenges. We completed the transition of the heat exchange activity from Israel to the US and merged our two facilities in Israel into one new modern facility. In the second half of the year, we saw swift change and a large increase in orders both for the MRO and OEM. During the second half of the year, we secured several strategic contracts with some of the leading companies in the industry which led to an increase in the expected value of our long term agreements by $130 million. As a result, we saw an increase in MRO revenues and profitability and ended 2022 with expected total value of long-term commercial agreement and backlog of $400 million- almost double compared to 2021. We enter 2023 with very strong order backlog and expect to present improved results for the full year. During 2023 we will benefit from our new line of business that includes MRO for APU331-500 and APU131-9A/B as well as MRO for the Gulfstream Landing gear platforms of G4 and G5.

Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with GAAP, the Company also presents a Non-GAAP presentation of Net Income and Adjusted EBITDA. The adjustments to the Company’s GAAP results are made with the intent of providing both management and investors a more complete understanding of the Company’s underlying operational results, trends and performance.  Non-GAAP Net Income excludes changes, income or losses, as applicable, related to one or more of the following: (1) share-based compensation expenses and/or (2) certain tax impact and/or (3) acquisition related expenses and/or (4) share in results of equity investment of affiliated companies. Adjusted EBITDA is calculated as net income before the Company's share in results and sale of equity investment of affiliated companies, share-based compensation, taxes on income, financial (expenses) income, net, depreciation and amortization, inventory impairment from exit and dismissal activity and customers relationship write off. Non-GAAP Net Income and Adjusted EBITDA, however, should not be considered as alternatives to net income and operating income for the period and may not be indicative of the historic operating results of the Company; nor they are meant to be predictive of potential future results.  Non-GAAP Net Income and Adjusted EBITDA are not measures of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. See reconciliation of GAAP Net Income to Non-GAAP Net Income and Adjusted EBITDA in page 11.

About TAT Technologies LTD

TAT Technologies Ltd. is a leading provider of services and products to the commercial and military aerospace and ground defense industries. TAT operates under four segments: (i) Original equipment manufacturing (“OEM”) of heat transfer solutions and aviation accessories through its Gedera facility; (ii) MRO services for heat transfer components and OEM of heat transfer solutions through its Limco subsidiary; (iii) MRO services for aviation components through its Piedmont subsidiary; and (iv) Overhaul and coating of jet engine components through its Turbochrome subsidiary. TAT controlling shareholders is the FIMI Private Equity Fund.

TAT’s activities in the area of OEM of heat transfer solutions and aviation accessories primarily include the design, development and manufacture of (i) broad range of heat transfer solutions, such as pre-coolers heat exchangers and oil/fuel hydraulic heat exchangers, used in mechanical and electronic systems on board commercial, military and business aircraft; (ii) environmental control and power electronics cooling systems installed on board aircraft in and ground applications; and (iii) a variety of other mechanical aircraft accessories and systems such as pumps, valves, and turbine power units.

TAT’s activities in MRO Services for heat transfer components and OEM of heat transfer solutions primarily include the MRO of heat transfer components and to a lesser extent, the manufacturing of certain heat transfer solutions. TAT’s Limco subsidiary operates an FAA-certified repair station, which provides heat transfer MRO services for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s activities in MRO services for aviation components include the MRO of APUs, landing gears and other aircraft components. TAT’s Piedmont subsidiary operates an FAA-certified repair station, which provides aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s activities in the area of overhaul and coating of jet engine components includes the overhaul and coating of jet engine components, including turbine vanes and blades, fan blades, variable inlet guide vanes and afterburner flaps.

TAT TECHNOLOGIES LTD.

	December 31,
	2022	2021

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$7,722	$12,872
Accounts receivable, net of allowance for credit losses of $527 and $389 thousand as of December 31, 2022 and December 31, 2021 respectively	15,622	13,887
Other current assets and prepaid expenses	6,047	4,219
Inventory, net	45,759	41,003

Total current assets	75,150	71,981

NON-CURRENT ASSETS:
Restricted deposit	304	343
Investment in affiliates	1,665	695
Funds in respect of employee rights upon retirement	780	1,157
Deferred income taxes	1,229	1,252
Property, plant and equipment, net	43,423	30,462
Operating lease right of use assets	2,477	3,114
Intangible assets, net	1,623	1,829
Total non-current assets	51,501	38,852

Total assets	$126,651	$110,833

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD.

CONSOLIDATED BALANCE SHEETS
U.S dollars in thousands, except share data

December 31,
2022	2021

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Current maturities of long-term loans	$1,876	$691
Credit line from bank	6,101	6,008
Accounts payable	10,233	9,093
Accrued expenses and other	9,686	6,959
Operating lease liabilities	904	1,169
Provision for restructuring plan	190	657

Total current liabilities	28,990	24,577

NON-CURRENT LIABILITIES:
Long-term loans	19,408	5,979
Liability in respect of employee rights upon retirement	1,148	1,504
Operating lease liabilities	1,535	1,989

Total non-current liabilities	22,091	9,472

COMMITMENTS AND CONTINGENCIES (NOTE 15)

Total liabilities	51,081	34,049

EQUITY:
Ordinary shares of NIS 0.9 par value: Authorized: 13,000,000 shares at December 31, 2022 and at December 31, 2021; Issued: 9,186,019 and 9,149,169 shares at December 31, 2022 and at December 31, 2021 respectively; Outstanding: 8,911,546 and 8,874,696 shares at December 31, 2022 and at December 31, 2021 respectively	2,842	2,809
Additional paid-in capital	66,245	65,871
Treasury shares, at cost, 274,473 shares at December 31, 2022 and 2021	(2,088)	(2,088)
Accumulated other comprehensive income (loss)	(26)	33
Retained earnings	8,597	10,159
Total shareholders' equity	75,570	76,784

Total liabilities and shareholders' equity	$126,651	$110,833

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S dollars in thousands

	Year ended December 31,
	2022	2021	2020

Revenue:
Products	$25,460	$25,870	$22,739
Services	59,096	52,103	52,620
	84,556	77,973	75,359

Cost of revenue, net:
Products	21,631	23,761	20,751
Services	46,997	42,942	46,173
	68,628	66,703	66,924

Gross profit	15,928	11,270	8,435

Operating expenses:
Research and development, net	479	517	185
Selling and marketing, net	5,629	5,147	4,369
General and administrative, net	9,970	8,354	7,612
Other (income) expenses	(90)	(468)	315
Restructuring expenses, net	1,715	1,755	-

	17,703	15,305	12,481

Operating (loss)	(1,775)	(4,035)	(4,046)

Interest expenses	(902)	(250)	(96)
Other financial income (expenses), net	1,029	(290	(674

Income (loss) before taxes on income (tax benefit)	(1,648)	(4,575)	(4,816)

Taxes on income (tax benefit)	98	(662)	(1,517)

Loss before share of equity investment	(1,746)	(3,913)	(3,299)

Share in profit (losses) of equity investment of affiliated companies	184	(76)	(185)

Net loss from continued operation	$(1,562)	$(3,989)	$(3,484)

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S dollars in thousands, except share and per share data

Year ended December 31,
2022	2021	2020

Net income (loss) from discontinued operation	-	$427	$(1,845)
Net loss	$(1,562)	$(3,562)	$(5,329)

Net loss per share basic and diluted from continued operation	$(0.175)	$(0.45)	$(0.39)
Net income (loss) per share basic and diluted from discontinued operation	-	$0.05	$(0.21)
Net loss per share basic and diluted	$(0.175)	$(0.4)	$(0.6)

Weighted average number of shares outstanding:
Basic and diluted	8,911,546	8,874,696	8,874,696

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
U.S dollars in thousands

Year ended December 31,
2022	2021	2020

Net loss	$(1,562)	$(3,562)	$(5,329)
Other comprehensive income (loss), net
Net unrealized gains (losses) from derivatives	(89)	(76)	232
Reclassification adjustments for loss (gains) from derivatives included in net income	30	(19)	(130)
Total other comprehensive income (loss)	$(59)	$(95)	$102
Total comprehensive loss	$(1,621)	$(3,657)	$(5,227)

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS EQUITY
U.S dollars in thousands, except share data

	Ordinary shares			Accumulated
	Number of shares issued	Amount	Additional paid-in capital	other comprehensive income (loss)	Treasury shares	Retained earnings	Total equity

BALANCE AT DECEMBER 31, 2019	9,149,169	$2,809	$65,573	$26	$(2,088)	$19,050	$85,370
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2020:
Comprehensive loss	-	-	-	102	-	(5,329)	(5,227)
Share based compensation	-	-	138	-	-	-	138
BALANCE AT DECEMBER 31, 2020	9,149,169	$2,809	$65,711	$128	$(2,088)	13,721	$80,281
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2021:
Comprehensive loss	-	-	-	(95)	-	(3,562)	(3,657)
Share based compensation	-	-	160	-	-	-	160
BALANCE AT DECEMBER 31, 2021	9,149,169	$2,809	$65,871	$33	$(2,088)	10,159	$76,784
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2022:
Comprehensive loss	-	-	-	(59)	-	(1,562)	(1,621)
Exercise of Options	36,850	33	156	-	-	-	189
Share based compensation	-	-	218	-	-	-	218
BALANCE AT DECEMBER 31, 2022	9,186,019	$2,842	$66,245	$(26)	$(2,088)	$8,597	$75,570

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

Year ended December 31,
2022	2021	2020

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss) from continued operations	$(1,562)	$(3,989)	$(3,484)

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	3,706	4,881	4,065
Loss (gain) from change in fair value of derivatives	8	(19)	(34)
Change in operating right of use asset and operating leasing liability	(82)	(73)	566
Lease modification	-	(1,315)	-
Increase (decrease) in restructuring plan provision	(467)	657	-
Change in provision for doubtful accounts	138	248	(8)
Share in results of affiliated companies	(184)	76	185
Share based compensation	218	160	138
Liability in respect of employee rights upon retirement	(356)	94	(341)
Impairment of intangible assets	-	-	298
Impairment of fixed assets	-	1,820	-
Capital gain from sale of property, plant and equipment	(90)	(468)	-
Deferred income taxes, net	23	(686)	(1,438)
Government loan forgiveness	-	(1,442)	-
Changes in operating assets and liabilities:
Decrease (increase) in trade accounts receivable	(2,659)	(2,934)	9,472
Decrease (increase) in other current assets and prepaid expenses	(1,459)	(959)	310
Decrease (increase) in inventory	(5,069)	(681)	1,868
Increase (decrease) in trade accounts payable	1,143	2,571	(5,336)
Increase (decrease) in accrued expenses	2,727	(218)	(252)
Increase (decrease) in other long-term liabilities	(902)	8	(62)
Net cash provided by (used in) operating activities from continued operation	$(4,867)	$(2,269)	$5,947

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of property and equipment	93	1,163	-
Purchase of property and equipment	(16,213)	(16,247)	(3,894)
Purchase of intangible assets	-	(555)	(1,513)
Net cash used in continued investing activities	$(16,120)	$(15,639)	$(5,407)

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2022	2021	2020
CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments of long-term loans	(1,071)	-	-
Short-term credit received from banks	-	3,000	3,960
Proceeds from long-term loans received	16,680	3,042	3,692
Exercise of options	189	-	-
Net cash provided by continued financing activities	$15,798	$6,042	$7,652

CASH FLOWS FROM DISCONTINUED ACTIVITIES:
Net cash provided by operating activities	-	777	153
Net cash provided by (used in) discontinued activities	-	$777	$153

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	(5,189)	(11,089)	8,345
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF YEAR	13,215	24,304	15,959
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AT END OF YEAR	8,026	13,215	24,304
SUPPLEMENTARY INFORMATION ON INVESTING ACTIVITIES NOT INVOLVING CASH FLOW:
Purchase of property, plant and equipment on credit	$196	$199	$6,575
Additions of operating lease right-of-use assets and operating lease liabilities	$318	$399	$1,756
Classification inventory to property, plant and equipment	284	$829	-
Classification inventory to property, plant and equipment	$787	-	-

Supplemental disclosure of cash flow information:
Interest paid	(796)	$(251)	$(3)
Income taxes received (paid), net	-	$-	$(3)

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA (NON-GAAP) (UNAUDITED)
(In thousands)

	December 31,	December 31,
	2022	2021
	(audited)	(audited)
Net income (loss)	$(1,562)	$(3,562)
Adjustments:
Share in results of equity investment of affiliated companies	(184)	76
Taxes on income (tax benefit)	98	(662)
Financial expenses/ (income), net	(127)	540
Depreciation and amortization	3,878	5,420
Net (income) from discontinued operation	-	(427)
Share base compensation	218	160
Restructuring expenses	1,715	1,755

Adjusted EBITDA	4,036	3,300

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements which include, without limitation, statements regarding possible or assumed future operation results. These statements are hereby identified as "forward-looking statements" for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause our results to differ materially from management's current expectations. Actual results and performance can also be influenced by other risks that we face in running our operations including, but are not limited to, general business conditions in the airline industry, changes in demand for our services and products, the timing and amount or cancellation of orders, the price and continuity of supply of component parts used in our operations, the change of control that will occur on the sale by the receiver of the Company’s shares held by our previously controlling stockholders, and other risks detailed from time to time in the Company's filings with the Securities Exchange Commission, including, its annual report on form 20-F and its periodic reports on form 6-K. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

For more information of TAT Technologies Ltd., please visit our web-site:
www.tat-technologies.com

Contact:
Mr. Ehud Ben-Yair
Chief Financial Officer
Tel: 972-8-862-8503
ehudb@tat-technologies.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAT TECHNOLOGIES LTD. (Registrant)

By:	/s/ Ehud Ben-Yair
Ehud Ben-Yair
Chief Financial Officer

Date: March 29, 2023